Exhibit 99.1

HQ/CS/CL.24B/15017

24 January 2013

Sub. :	Material Information in Offering Circular for Issue of Debt Instruments.

Sir,

Tata Communications (Netherlands) B.V., a wholly owned indirect subsidiary of Tata Communications Limited (the “Company”), is contemplating issuing of debt instruments in the form of Singapore Dollar denominated senior notes (“Notes”). The Notes, if issued, will be listed on the Singapore Stock Exchange. The Notes shall be guaranteed by Tata Communications Limited.

A Preliminary Offering Circular (“OC”) has been prepared and shall be made available to the prospective investors in relation to the contemplated issue of Notes. The Notes will not be offered or sold in India or in the United States of America. The OC contains certain material information about the Company that has not been disclosed to the public. In order to comply with the Company’s disclosure obligations on account of its securities being listed in India and the United States of America, the Company would like to make such unpublished information available to the public.

The unpublished information forming part of the OC is as below:

“Restructuring Initiative by the Group*

The Group is focused on its long-term growth, operational performance, efficiency and market competitiveness and regularly assesses its on-going business needs and priorities. As part of its initiative to enhance the long-term efficiency of the business, during the last quarter of calendar year 2012 the Group undertook certain organizational changes to align it better to the Group’s current and prospective business requirements. These changes involved approximately 300 positions in the Group across various functions and locations globally becoming redundant. The Group has incurred a one-time financial liability amounting to approximately 670 million (US$12.22 million) in respect of this exercise.”

* Group in relation to the OC means Tata Communications Limited together with its subsidiaries.

It is requested to kindly note the above.

Thanking you,

Yours Faithfully,

For Tata Communications Limited

Satish Ranade

Company Secretary &

Chief Legal Officer

To:

1)	Security Code 500483, The Stock Exchange, Mumbai. Fax No.(22) 2272 2037,39,41

2)	Security Code TATACOMM, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 2659 8237,238, 347,348

3)	National Securities Depository Ltd. Fax Nos. : 2497 2993.

4)	The Bank of New York. Fax No.2204 4942.

5)	Sharepro Services (India) Pvt. Ltd. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071,72

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

TATA COMMUNICATIONS LIMITED

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex Bandra (E) Mumbai 400098 India

Regd. Office : VSB, Mahatma Gandhi Road, Mumbai – 400 001

Board : +91 22 66578765, Direct : +91-22-66591966 Fax: +91 22 67251962

e-mail : satish.ranade@tatacommunications.com